UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): October 7, 2020

IROQUOIS VALLEY FARMLAND REIT, PBC

(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

708 Church Street, Suite 234, Evanston, IL	60201
(Full mailing address of principal executive offices)	(ZIP Code)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Other Events

2020 Stock Redemption Period

The board of directors (the “Board”) of Iroquois Valley Farmland REIT, PBC (the “Company”) authorized the Company to redeem shares of its common stock (the “2020 Redemption”). The 2020 Redemption is made pursuant to the Company’s Stock Redemption Program dated February 22, 2019 (“Stock Redemption Program”). A copy of the Stock Redemption Program is attached as Exhibit 3.1.

The 2020 Redemption is made under the following terms, in addition to the terms set forth in the Stock Redemption Program:

Term of 2020 Redemption: October 15, 2020 – November 15, 2020.

2020 Redemption Price: $595/share (namely the Company’s current common stock offering price).

Record Date: October 7, 2020.

Number of Shares to be Redeemed: Up to 3,954 (the “Redemption Cap”), equal to 5% of the shares of common stock of the Company outstanding as of the Record Date. If total shares offered for redemption in the 2020 Redemption exceed the Redemption Cap, the Company may redeem shares up to the Redemption Cap on a pro rata basis.

Eligible Shares: Any shares purchased more than five (5) years prior to the Record Date. Based on the Record Date, shares must have been purchased prior to October 7, 2015 to be eligible for the 2020 Redemption.

Minimum Redemption: Subject to the Redemption Cap, stockholders must redeem a minimum of twenty (20) shares of common stock to participate in the 2020 Redemption. If a stockholder owns less than twenty (20) shares, the stockholder may participate if the stockholder redeems all of the eligible shares then owned by the stockholder.

Timing of Payment: The Company intends to issue payments under the 2020 Redemption within approximately ten (10) business days after the termination of the 2020 Redemption term.

Any Registered Shareholder seeking redemption of eligible shares in the 2020 Redemption must submit a completed Request for Redemption. Requests for Redemption must be received by the Company no later than 5:00pm CDT on Monday, November 16, 2020.

A form Request for Redemption is attached as hereto as Exhibit 3.2. The Request for Redemption Form will also be distributed to stockholders as of the Record Date.

2

Spillover Dividend

The Company’s Board declared a distribution of spillover income from 2019 in the total amount of $10,000 (approximately $0.13 per share) (the “2019 Spillover Dividend”). Spillover income includes any taxable income from the preceding tax year that were not distributed during such tax year.

The 2019 Spillover Dividend shall be payable no later than December 31, 2020 to stockholders of record as of November 1, 2020.

For the avoidance of doubt, any shares redeemed in the 2020 Redemption Period shall still receive the 2019 Spillover Dividend.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section titled “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A POS dated July 10, 2020, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IROQUOIS VALLEY FARMLAND REIT, PBC

By:	/s/ Mark D. Schindel
Mark D. Schindel
Chief Financial Officer

Date: October 8, 2020